Exhibit 15.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of April 29, 2013 and presents the operations of the Company for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010. The following information should be read in conjunction with the Company’s audited financial statements for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010 together with the notes thereto. The Company’s financial statements for the years ended December 31, 2012, December 31, 2011 and the opening balance sheet as at January 1, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This discussion contains forward-looking statements that involve certain risks and uncertainties.

Business Overview and Strategy

The Company is a development stage specialty pharmaceutical company. The Company is focused on developing late stage clinical therapies by reformulating and repurposing approved drugs and in-licensing novel compounds. The Company’s lead compound PTL-202 to treat lung fibrosis is a combination of already approved drugs with a well-established safety profile. The Company’s pipeline includes PTL-303, a novel drug for the treatment of Liver Cirrhosis.  PTL-303 has shown efficacy in cellular assays.

The Company will continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. The Company will continue to build core skills in managing clinical development of therapies, licensing and commercialization. The Company will use its skills, reformulating and repurposing approved drugs as well as taking in-licensed approved and late stage drug candidates through bio-equivalency and phase 2 human clinical trials. PTL-202 the Company’s lead product candidate is intended to treat rare fibrosis indications including Idiopathic Pulmonary Fibrosis, Liver Cirrhosis, Scleroderma Associated Pulmonary Fibrosis, Lung Transplant Rejection and others. The Company’s strategy is to sell or out-license its product candidates and technologies after completing Phase 2 clinical trial proof of principal studies or receiving marketing approval under FDA regulatory pathway 505 b (2). At this stage of development the value of product candidates has been maximized in relation to the capital spent to develop them.

Corporate Highlights

In 2012 the Company accomplished the following:

•	January 31, 2012 termination of the irrevocable subscription agreements entered into by the Company on January 31, 2011 and May 16, 2011;

•	March 29, 2012 the Company announced that it has been accepted as an exhibitor at the Vancouver Small-Cap Conference to be held on April 10, 2012 at the Vancouver Convention Center;

•
May 15, 2012 the Central Drugs Standard Control Organization (India’s pharmaceutical regulatory authority) approved the Company’s clinical trial protocol submitted by the company and given its permission to the company to go ahead with its initial clinical trial of PTL-202;

•	June 15, 2012, the Company entered into a contract with Vantage Communications Ltd. for advertising and media relations. The term of the contract is for 1 year;

•
June 22, 2012, the Company sold 732,670 units at a price of $0.15 per unit for aggregate proceeds of CAD $109,900. Each unit includes one common share and a warrant to purchase an additional common share for $0.22 for up to two years after the closing. On the same date, certain finders were issued 56,666 units, with the same terms as the forgoing, which were valued at $8,500;

•
July 5, 2012, the Company issued a total of 475,000 options to purchase common shares to directors, officers and consultants under the 2012 stock option plan as approved at the Company’s previous annual general meeting. The options may be exercised at a price of $0.10 per share for a period of 5 years;

•
August 22, 2012, 12 test subjects for the initial clinical trial PTL-202 were enrolled and initial dosing of healthy individuals commenced under the clinical trial protocol submitted to the Central Drugs Standard Control Organization (India’s pharmaceutical regulatory authority);

•
September 19, 2012, the Company sold 741,666 units at a price of $0.15 per unit for aggregate proceeds of CAD $111,250. Each unit consists of one common share in the capital of the Company and one share purchase warrant (the “warrants”), each warrant is exercisable to acquire an additional common share for a period of 2 years from the closing date at a price of $0.22;

•
September 24, 2012, the Company issued a promissory note for $30,000 (the “Note”, filed herewith as Exhibit 2.1) and 200,000 warrants (“Bonus Warrants”). Each Bonus Warrant is exercisable to acquire an additional common share for a period of 2 years from the closing date at a price of $0.22.  The Note is for a period of one year and is repayable by the Company at any time.  The holder of the Note may convert the whole Note or any portion into Units at any time. Each Unit will consist of 1 common share and 1 warrant, each warrant is exercisable to acquire an additional common share for a period of 2 years from the date the warrant was issued. Subject to regulatory approval, the conversion price per Unit will be at a 25% discount to the ten day weighted average price of the Company’s shares at the date of conversion. Subject to regulatory approval the exercise price per warrant will be at a 25% premium to the ten day weighted average price of the Company’s shares at the date of conversion;

•	November 13, 2012, the Company provided the results of the phase 1 trial of PTL-202 and an update on the development of PL-202 including future plans.

The Company initiated its first clinical trial of PTL-202 in August 2012. PTL-202 is a fixed dose combination of Pentoxifylline and NAC (the “Active Ingredients”). The development of PTL-202 is targeted at fibrosis including Idiopathic Pulmonary Fibrosis (“IPF”) and Bronchiolitis Obliterans (excessive scarring) associated with lung transplant and Liver Cirrhosis. IPF is responsible for more deaths annually than either prostate or breast cancer.

The trial was designed to test for interaction between the drugs combined in PTL-202. The trial indicated that when given in combination, to healthy males, plasma concentrations of Active Ingredients in PTL-202 is increased and therapeutic effects such as vasodilation are enhanced. Side effects were consistent with the increased concentrations. Given the positive result of this trial, the data from this trial will be used by the Company and its development partner, IntelGenx Corp. to fine tune the dosages and delivery profile in the formulated product. PTL-202 is being formulated using the proprietary AdVersa multi-layer controlled release technology from IntelGenx Corp. The combination of a proprietary dosage and delivery may eliminate potential competition from existing manufacturers of Pentoxifylline and NAC.

•	November 27, 2012, the Company signed a letter of intent to license an oral dissolving formulation (dissolves under the tongue) for drugs for erectile dysfunction (ED); and

•
December 21, 2012, the Company issued a total of 450,000 options to purchase common shares to directors and officers under the 2012 stock option plan as approved at the Company’s previous annual general meeting. The options may be exercised at a price of $0.10 per share for a period of 5 years.

In 2011 the Company accomplished the following:

•
January 15, 2011, the Company repriced 4,800,000 Class A common shares, consisting of 4,500,000 Class A common shares originally issued for proceeds of $0.0133 per share to $0.02 per share, for which total proceeds of $30,000 was received, as a result of the repricing an additional 300,000 Class A common shares originally issued for proceeds of $0.0007 per share to $0.02 per share, the Company received total proceeds of $5,800;

•
January 31, 2011, the Company completed a private placement of 140,000 units at $0.15 per unit. Each unit comprises of one common share and one warrant to purchase one common share at $0.25 per share exercisable for a period of two years;

•	January 31, 2011, 300,000 common share purchase warrants were exercised, and 300,000 common shares were issued, for total proceeds of $30,000;

•
January 26, 2011, the Company received $275,000 of subscription funds under the terms of the Company’s Irrevocable Subscription Agreements, which was placed in trust. The release of the invested funds is governed by the terms of the Irrevocable Subscription Agreements and Escrow Agreement. As a bonus for placing the subscription funds in trust, the Company issued 550,000 Class A common shares based on 20% of the principal value of the subscription and a deemed price per share of $0.15. The Company also issued warrants to purchase 2,200,000 common shares with an exercise price of $0.15 per warrant and a term of two years. The shares and warrants were issued as of the effective date of the Irrevocable Subscription Agreements and Escrow Agreement, January 31, 2011;

•
February 2, 2011, the Company received a further $25,000 in subscription funds under the terms of the Irrevocable Subscription Agreements which was placed in trust. The release of the invested funds is governed by the terms of the Irrevocable Subscription Agreements and Escrow Agreement between the Company and the investors and the trustee with an effective date of January 31, 2011. As a bonus for placing the subscription funds in trust, the Company issued 50,000 Class A common shares based on 20% of the principal value of the subscription and a deemed price per share of $0.15. The Company also issued warrants to purchase 200,000 common shares with an exercise price of $0.15 per warrant and a term of two years. The shares and warrants were issued as of the effective date of the Irrevocable Subscription Agreements and Escrow Agreement, January 31, 2011;

•
February 28, 2011, 300,000 Class A common shares controlled by a company owned by the Company’s CEO were re-priced from the post-split subscription price of $0.0007 per share to $0.02 per share for total proceeds of $5,800;

•
February 28, 2011, the Company completed a private placement of 60,000 units at $0.15 per unit. Each unit comprises of one common share and one warrant to purchase one common share at $0.25 per share exercisable for a period of two years;

•
February 28, 2011, the Company entered into the IntelGenx Development and Commercialization Agreement. This agreement supersedes the letter of intent between the companies. The agreement calls for the companies to collaborate in the formulation and bio-equivalency testing of PTL-202. The completion of this work will be a significant milestone for PTL-202 as it will include data from human testing. This data may provide the information required to decide to move PTL-202 in to further clinical testing;

•
May 16, 2011, the Company received $75,000 in subscription funds under the terms of the Irrevocable Subscription Agreements which was placed in trust. The release of the invested funds is governed by the terms of the Irrevocable Subscription Agreements and Escrow Agreement. As a bonus for placing the subscription funds in trust, the Company issued 150,000 Class A common shares based on 20% of the principal value of the subscription and a deemed price per share of $0.15. The Company also issued warrants to purchase 600,000 common shares with an exercise price of $0.15 per warrant and a term of two years. The shares and warrants were issued as of the effective date of May 16, 2011;

•	July 21, 2011, the Company’s CEO subscribed for 50,000 common shares at $0.15 per share for total proceeds of $7,500;

•	July 27, 2011, the Company settled $16,500 of accounts payable to service providers by issuing 110,000 shares at a deemed value of $0.15 per share;

•
Under the terms of the Dalhousie License Agreement, the Company was required to a) secure $2,000,000 in capital or debt financing by December 31, 2010, b) complete enrolment of a first patient in a Phase II clinical study and c) expend $200,000 per year in research and development related activities. As of December 31, 2010, the Company had not met any of the requirements of the agreement outlined above.  During 2011, the Company received a waiver from Dalhousie for the requirement (a) and (b) above, and requirement (c) was amended to also include a requirement that a first human subject being dosed by December 31, 2012 and initiation of a Phase II study by December 12, 2015;

•	October 14, 2011, the Company’s prospectus was receipted by the British Columbia Securities Commission making the Company a reporting company in BC;

•	November 16, 2011, the Company’s outstanding Class B Series I and Series II preferred shares were converted to 3,291,563 common shares and 602,222 warrants to purchase common shares;

•	November 16, 2011, the Company’s shares began trading on The Canadian National Stock Exchange (“CNSX”);

•	During December the Company’s patent covering the technology in PTL-202 was published; and

•	December 13, 2011 the Company closed a private placement of $49,999 by way of a draw down on the irrevocable subscription agreements.

In 2010 the Company accomplished the following milestones:

•	January 1, 2010, the Company’s effective date of transition to IFRS;
•	January 25, 2010, the Company amended the Dalhousie License Agreement;
•
August 20, 2010, closed financing by way of offering memorandum increasing the public shareholder base above the 150 shareholders needed to list the Company’s shares on the Canadian National Stock Exchange (“CNSX”);

•	During the year the Company issued 404,000 pre-split Common Shares (606,000 post-split Common Shares) for a total of $95,500;
•
During the year, in order to meet CNSX listing requirements,  the founders of the Company re-priced 3,000,000 Common Shares of the Company with an initial subscription price of $0.001 per share to $0.02 per share for total proceeds of $57,000; and

•	December 30, 2010, the Company split its equity to 1.5 new shares for each existing share. A total of 5,310,150 additional common shares were issued.

Product Development

PTL-202

•	September 2012, completed phase 1 drug/drug interaction study in humans;
•	2012, completed formulation of PTL-202 tablet;
•	2012 continued prosecution of PTL-202 patent;
•	January 2010, engaged Biopharmaceutical Research Inc. to develop assay for Pentoxifylline and N-Acetylcysteine;
•	April 2010, entered into national phase of patent prosecution for PTL-202;
•	June 18, 2010, signed letter of intent to out-license the United State rights to PTL-202; and
•	November 2010, entered into letter of intent with IntelGenx Corp. for the development and commercialization of PTL-202.

PTL-303

•	There has been no advancement of PTL-303 due to a lack of working capital.

Selected Annual Information

The financial information reported here has been prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. The Company uses the Canadian dollar (CDN) as its reporting currency. Selected audited financial data for annual operations of the Company during the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010 are presented below:

Selected Statement of Comprehensive Loss Data

Period ended	FYE 2012 (IFRS)	FYE 2011 (IFRS)	FYE 2010 (IFRS)
Total revenues	$Nil	$Nil	$Nil
Net and Comprehensive loss	$(605,468)	$(463,768)	$(318,100)
Basic and diluted loss per share	$(0.03)	($0.03)	$ (0.02)
Weighted average shares	21,637,193	18,172,472	16,350,054

The net loss in fiscal year ended December 31, 2012 increased compared to fiscal year ended December 31, 2011 due to increases in advertising and promotion, investor relations and research and developments as well as derivative liability. The increases were partially offset by decreases in professional fees.

The loss from operations increased in fiscal year ended December 31, 2011 compared to fiscal year ended December 31, 2010 due to cost associated with becoming a reporting company and listing the company’s shares on the CNSX. Increases in interest expense also contributed to the increased loss in 2011.

Selected Statement of Financial Position Data

Period ended	Fiscal Year 2012 (IFRS)	Fiscal Year 2011 (IFRS)	Fiscal year 2010 (IFRS)
Cash	$9,854	$6,094	$30,457
Restricted Cash	$Nil	$300,000	$Nil
Current assets	$108,107	$325,189	$40,211
Property and equipment	$4,864	$6,358	$8,168
Intangible Assets	$93,562	$90,631	$71,540
Total assets	$206,533	$422,178	$119,919
Current liabilities	$637,523	$182,071	$184,273
Non-Current liabilities	$Nil	$406,416	$230,696
Total liabilities	$637,523	$588,487	$414,969
Working Capital	$(529,416)	$143,118	$(144,062)

Cash increased by $3,760 from fiscal year ended December 31, 2012 to $9,854 for fiscal year ended December 31, 2012, and decreased by $24,363 from $30,457 for fiscal year ended December 31, 2010 to $6,094 for fiscal year ended December 31, 2011.  Current assets decreased by $217,082 in fiscal year ended December 31, 2012 as compared to fiscal year 2011, and increased by $284,978 from fiscal year 2010 to $325,189 in fiscal year 2011. Current liabilities increased by $455,452 in fiscal year 2012 as compared to fiscal year 2011, and decreased by $2,202 from fiscal year 2010 to $182,071 in fiscal year 2011. The overall increase in cash, decrease in current assets and increase in current liabilities contributed to a decrease in working capital of $672,534 from $143,118 in 2011 to a working capital deficit of $529,416 in 2012. These changes from 2011 were mainly due to the return of the $300,000 restricted cash balance on the termination of the irrevocable subscription agreements on January 31, 2012 and the reclassification of $175,935 due to shareholders from long-term liabilities in the year ended December 31, 2011 to current liabilities for the year ended December 31, 2012.

Summary of Quarterly Results

	December 31, 2012 $	September 31, 2012 $	June 30, 2012 $	March 31, 2012 $	December 31, 2011 $	September 31, 2011 $	June 30, 2011 $	March 31, 2011 $
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(205,919)	(163,356)	(89,056)	(147,137)	(190,392)	(115,111)	(86,660)	(71,605)
Loss per Share basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Cash	9,854	36,004	2,486	7,221	6,094	4,720	3,099	8,557
Restricted Cash	Nil	Nil	Nil	Nil	300,000	375,000	375,000	300,000
Total Assets	206,533	280,629	197,091	119,505	422,178	495,078	493,702	406,277
Non-Current Liabilities	Nil	Nil	Nil	Nil	406,416	631,640	593,360	483,944

Results of Operations

	2012 $	2011 $	Change $	Change %
Revenue	Nil	Nil	0	N/A
Research and Development*	50,941	Nil	50,941	N/A
Wages and Benefits	169,327	121,297	48,030	40%
Professional Fees	87,465	112,809	-25,344	-22%
Advertising and Promotion	43,637	7,795	35,842	460%
Investor Relations	51,950	Nil	51,950	N/A
General and Administrative	37,802	25,114	12,688	51%
Insurance	24,948	14,628	10,320	71%
Rent and Occupancy Cost	17,743	16,273	1,470	9%
Interest Expense	104,378	122,503	-18,125	-15%
Other Expense	17,277	43,349	-26,072	-60%
Net and Comprehensive Loss	605,468	463,768	141,700	31%

* The Research and Development expense for 2011 is Nil because all research and development during the year was carried out by our partner on the development of PTL-202, IntelGenx Corp.

The Company’s net and comprehensive loss for the year ended December 31, 2012, totalled $605,468 or $0.03 per share (compared with $463,768 or $0.03 per share for fiscal year 2011, and $318,100 or $0.02 per share for fiscal year 2010).  The main contributor to the increased loss in fiscal year 2012 is the increase in research and development, advertising and promotion and investor relations expenses as well as the loss on the derivative liability.

Revenues

The Company has no drug therapies approved or for sale and has not generated any revenue from the sale of drug therapies.  The Company has not recognized any revenue since inception through December 31, 2012.  The Company does not expect to receive any revenues until after the completion of the Phase 2 trial of PTL-202. The Company expects to complete this trial by the end of 2015.

The Company’s revenues will be earned through upfront payments from licenses, milestone payments included in-licenses and royalty income from licenses.  The Company’s revenues will depend on out licensing the Company’s drug candidates to suitable development and commercialization partners and its partners’ abilities to successfully complete clinical trials and commercialize the Company’s drug candidates worldwide.

Research & Development Expense

Research and development expense consists primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred.

From inception through to December 31, 2012, the Company incurred total expenses in the development of its intellectual property of $1,836,405, which includes $548,204 of research and development expenses (research and development expenses on the financial statements have been offset by $53,277 in IRAP funding and $187,427 in SR&ED tax credits), $398,431 of professional fees and $889,770 of wages and benefits.

	Year ended December 31, 2012		Year ended December 31, 2011		Year ended December 31, 2010
Research and Development Expenses
Personnel, Consulting, and Stock-based Compensation	$	Nil	$	Nil	$15,461
License Fees and Subcontract research		$51,790		Nil	8
Facilities and Operations		$5,659		Nil	Nil
Less: Government contributions		$(6,508)		Nil	Nil
Total		$50,941	$	Nil	$15,469

The increase in research expense in fiscal year 2012 is due to the initiation of clinical trials of PTL-202. The fee paid to the contract research operation for the drug/drug interaction trial in India was $47,134. There is no research and development expense for fiscal year 2011 as all research and development was conducted by IntelGenx Corp. under the agreement the Company has with them.

The decrease in R&D expenses in fiscal year 2011 as compared to fiscal year 2010 is a reflection of the development of the bio-analytical assay for Pentoxifylline and NAC in fiscal year ended December 31, 2010. In fiscal year 2010, the R&D expense for personnel, consulting and stock based compensation was offset by $10,000 that was received from a potential development partner on the signing of a letter of intent for the development of PTL-202. There was no R&D expense in fiscal year 2011 as all of the R&D was conducted by our development partner IntelGenx.

Research and development expenses of approximately $531,000 are required for the pivotal trial scale-up and process development and an additional $250,000 will be required for the pivotal clinical trial of the formulated product. The results of this work may provide the information required for a regulatory submission to move PTL-202 into a Phase 2 study. The cost of the regulatory submission is budgeted at $125,000.

Additional financing will be required to complete the development and commercialize PTL-202. There is no assurance that such financing will be available or that the Company will have the capital to complete this proposed development and commercialization.

The Company was able to complete the formulation, drug/drug interaction study of PTL-202, analyzing the blood samples and analyzing the data from the drug/drug interaction trial in fiscal year 2012 as planned.  The Company’s clinical development studies and regulatory considerations relating to PTL-202 are subject to risks and uncertainties that may significantly impact its expense estimates and development schedules, including:

•	the scope, rate of progress and cost of the development of PTL-202;
•	uncertainties as to future results of the pivotal bio equivalency study of PTL-202;
•	the Company’s ability to enroll subjects in clinical trials for current and future studies;
•	the Company’s ability to raise additional capital; and
•	the expense and timing of the receipt of regulatory approvals.

In addition to the formulation and clinical development plans for PTL-202 the Company may begin development of PTL-303 for the treatment of Liver Cirrhosis. The Company will only be able to begin development of PTL-303 if additional funds are available. There is no guarantee that these funds will be available to the Company and, if they are available, they may not be available on acceptable terms. Development of PTL-303 may significantly impact the Company’s expense projections and development timelines.

General and Administrative Expenses

General and administrative costs consist primarily of personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

From 2013 and beyond, as PTL-202 begins clinical development and as operations are developed to move PTL-202 and other drug candidates through the clinical trial process, general and administrative expenses will increase. Increases in personnel costs, professional fees and contract services will make up a significant portion of these planned expenditures.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are capitalized to intangible assets on the Company’s financial statements.  In addition, any expenses for intellectual property protection including patent lawyers services fees, and any filing fees with government agencies or the WIPO are capitalized to intangible assets. These cost are expected to decrease in the twelve months following the date of this prospectus as no new filings are anticipated.

Interest Income

Interest income consists of interest earned on the Company’s cash and cash equivalents. There was no interest income in fiscal years of 2012, 2011 and 2010.

Profits

At this time, the Company is not anticipating profit from operations.  Until such time as the Company is able to realize profits from the out licensing of products under development, the Company will report an annual deficit and will rely on its ability to obtain equity/or debt financing to fund on-going operations. For information concerning the business of the Company, please see “Item 4. Information on the Company”.

Liquidity and Capital Resources and Outlook

The Company is a development stage company and therefore has no regular cash inflows.  Selected financial data pertaining to liquidity and capital resources the fiscal years ended December 31, 2012 and December 31, 2011, is presented below.

Period ended	2012 $	2011 $	$ Change between two periods	% Change between two periods
Cash and Cash Equivalents	$9,854	$6,094	$3,760	62%
Current Assets	$108,107	$325,189	($217,082)	-67%
Current Liabilities	$637,523	$182,071	$455,452	250%
Working Capital	($529,416)	$143,118	($672,534)	-470%
Accumulated deficit	$2,662,918	$2,094,115	$568,803	27%
Cash used in operations	$304,983	$284,361	$20,622	7%
Cash flows from financing Activities	315,518	$282,578	$32,940	12%
Interest Income	$Nil	$Nil	$Nil	0%

As of December 31, 2012, the Company had cash and cash equivalents of $9,854 (compared with $6,094 for fiscal year ended December 31, 2011 and $30,457 for fiscal year ended 2010) and working capital of $(529,416) (compared with $143,118 for fiscal year ended December 31, 2011 and $144,062 for fiscal year ended December 31, 2010).  Working capital is calculated as current assets less current liabilities.

Cash and cash equivalents increased by $3,760 between fiscal year 2012 and fiscal year 2011 due to an increase in financing during the period.

Working Capital decreased by $672,534 from fiscal year 2011 to fiscal year 2012 due to the decrease in restricted cash from the irrevocable subscription agreements upon the cancellation of those agreements and a reclassification of amounts due to shareholders from non-current to current liabilities.  Total liabilities increased by $49,036 for the fiscal year ended December 31, 2012 when compared to the total liabilities as of the end of fiscal year 2011. The Company’s cash inflows from financing activities comprised proceeds from common share issuances, warrant exercises for cash, cash share subscriptions received, promissory note proceeds received, and amounts loaned to the Company from shareholders during fiscal year 2012 totalling $315,518. The Company’s cash inflows from financing activities comprised proceeds from common share issuances, warrant exercises, re-pricing of shares for cash and cash subscriptions received under the terms of the irrevocable subscription agreements during fiscal year 2011 totalling $282,578 (compared with $224,940 for fiscal year 2010).  Cash from financing activities increased by $32,940 between fiscal year 2012 and fiscal year 2011 and increased by $57,368 between fiscal year 2011 and fiscal year 2010.

As part of the CNSX listing requirements no more than 20% of the issued and outstanding shares of a company listed on the exchange may be “Builders Shares”. Builders Shares include any share issued at a price of less than $0.02 per share. In order to meet this listing requirement the founders of the Company contributed $Nil for fiscal year 2012 to re-price common shares to $0.02 per share (compared with $41,600 for fiscal year 2011 and $57,000 for fiscal year 2010). The founders originally purchased the shares that were repriced for $0.001 per share. The amount of $41,600 for fiscal year 2011 is included in the Company’s Financing Activities in its financial statements.

Cash utilized in operating activities during fiscal year 2012 was $304,983 (compared with $284,361 for fiscal year 2011 and $249,357 for fiscal year 2010). The increase in cash utilized in operations during fiscal year 2012 as compared to fiscal year 2011 was due to an increase in advertising and promotion, research and development and investor relations. This increase was offset by a decrease in expenses for professional fees. The increase in cash utilized in operations during fiscal year 2011 as compared to fiscal year 2010 was due to an increase in professional fees related to the company becoming a reporting Company. This increase in fiscal year 2011 was partially offset by reductions in wages and benefits, travel, research and development, as well as computer expenses.

Interest income during the years of 2012, 2011 and 2010 was $Nil, respectively.

As of December 31, 2012, share capital was $1,995,716 comprising 22,586,825 issued and outstanding common shares and Nil issued and outstanding preferred shares (compared with $1,765,754 comprising 20,989,157 issued and outstanding common shares and Nil issued and outstanding preferred shares for fiscal year 2011, $1,133,136 comprising 15,930,452 issued and outstanding common shares and 203,250 issued and outstanding preferred shares for fiscal year 2010).  The Company’s shares were split on 1.5 new shares for every 1 existing share on December 30, 2010. The Company intends to issue additional shares increasing its share capital to fund future research and development and operations.

Contributed surplus, which arises from the recognition of the estimated fair value of stock options and warrants, was $206,212 for fiscal year 2012 ($162,052 for fiscal year 2011 and $136,110 for fiscal year 2010).

As a result of the net and comprehensive loss for the fiscal year 2012 of $605,468 (compared with $463,768 for fiscal year 2011 and  $318,100 for fiscal year 2010), the deficit as of December 31, 2012 increased to $2,662,918 from $2,094,115 as of December 31, 2011 which was an increase from $1,564,296 as of December 31, 2010.

During the fiscal year 2012, the Company’s net cash provided by financing activities increased to $315,518 (compared with $282,578 for fiscal year 2011 and $224,940 for fiscal year 2010).

At present, the Company’s operations do not generate cash inflows and its financial success after fiscal year 2012 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Company’s technologies to the point that they may be out licensed so that the Company achieves profitable operations. The research and development process can take many years and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s future research and development and to cover administrative and overhead expenses in the coming years the Company may raise money through equity sales. Many factors influence the Company’s ability to raise funds, including the Company’s track record, and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of research activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control.  Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the consideration agreed to by the parties.   During the years ended December 31, 2012, December 31, 2011, December 31, 2010, the Company entered into the following transactions with related parties:

•
During the year ended December 31, 2012, the CEO of the Company exercised 66,666 common share purchase warrants, at $0.15 per share, for 66,666 common shares, for total proceeds of $10,000 (compared with $7,500 for fiscal year 2011 and Nil for fiscal year 2010);

•
During the year ended December 31, 2012 the Company received $Nil from two founders to re-price common shares to $0.02 per share (compared with $30,000 for fiscal year 2011 and $57,000 for fiscal year 2010);

•
During the year ended December 31, 2012, a company controlled by the CEO of the Company paid $Nil and re-priced Nil common shares owned by it to $0.02 per share (compared with $11,600 for fiscal year 2011 and $Nil for fiscal year 2010);

•
Of the $300,000 in subscription proceeds received by the Company pursuant to an Irrevocable Subscription Agreement dated January 31, 2011, $75,000 was received from directors and officers of the Company (compared with $Nil in fiscal year 2010);

•
The Company incurred accounting fees for the year ended December 31, 2012, to a company controlled by its CFO, in the amount of $18,000 (compared with $21,000 for fiscal year 2011 and $36,000 for fiscal year 2010);

•
A listing requirement of the CNSX is that no more than 20% of the outstanding shares may have an issue price of less than $0.02. In order to meet this listing requirement, a former director and the Company’s CEO and a company controlled by the Company’s CEO during the year ended December 31, 2012, paid $Nil (compared with $41,600 for fiscal year 2011 and $57,000 for fiscal year 2010) to re-price pre-split common shares (compared with 3,200,000 shares for fiscal year 2011 and 3,000,000 shares for fiscal year 2010) from $0.001 per share to $0.02 per share;

•
The Company incurred legal fees from a consultant and director of the Company in the amount of $3,200 for the year ended December 31, 2012 (compared with  $7,934 for fiscal year 2011 and $5,684 for fiscal year 2010);

•
The Company incurred salaries, directors fees and other benefits relating to directors and officers of the company in the amount of $169,327 for the year ended December 31, 2012 (compared with $121,297 for fiscal year 2011 and $159,709 for fiscal year 2010); and

•	On June 12, 2012 the Company issued 50,000 common shares to settle $7,500 of outstanding debt owing to a shareholder of the Company (compared with $Nil for both fiscal years of 2011 and 2010).

There are no amounts due to the Company from companies that have directors in common with the Company or have a partner who is a director of the Company.

There were no amounts due to the Company from shareholders in the last two fiscal years.

Fourth Quarter

The table below sets out the unaudited quarterly results for the fourth quarter ending December 31, 2012, December 31, 2011 and December 31, 2010.

(unaudited)	2012 Q4	2011 Q4	2010 Q4
Total Expenses	$205,919	$190,392	$80,446
Research and Development	$0	$0	$0
Net Loss	$(205,919)	$(190,392)	$(80,446)
Loss per share	$(0.01)	$(0.01)	$(0.01)

The net loss in the fourth quarter of 2012 of $205,919 increased compared to the fourth quarter 2011, $190,392 and increased from $80,446 in the fourth quarter of 2010. The increase in net loss for the fourth quarter ended December 31, 2012 as compared to the net loss for the fourth quarter ended December 31, 2011 is due to a reduction in professional fees associated with the listing of the company’s shares on the CNSX. The increase in the net loss between the 2010 and 2011 fiscal years was principally caused by an increase in interest expense.

Research and development expenditures are expected to increase in the 2013 fiscal year and beyond.

The Company does not anticipate earning any revenue in the foreseeable future.

Net loss, quarter over quarter is influenced by a number of factors including the scope and stage of clinical development and research. Consequently, expenses may vary from quarter to quarter. General and administrative expenses are dependent on the infrastructure required to support the clinical and business development activities of the Company. A material increase in research and development as well as general and administrative costs is anticipated over the short term, as the Company’s research and development and regulatory activities increase.

During the fourth quarter the Company, issued Nil common shares for total proceeds of $Nil (compared with $357,142 for fiscal year 2011 and $49,999 for fiscal year 2010).

Proposed Transactions

As at the date of this MD&A, other than a letter of intent to license a technology for the sublingual delivery of drugs there are no business or asset acquisitions or dispositions proposed other than those in the ordinary course of business before the Board for consideration.

Critical Accounting Estimates

The Company’s accounting policies are presented in Note 3 of the December 31, 2012 audited financial statements. The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. These include:

•	the assumptions used for the determinations of the timing of future income tax events
•	the carrying values of intangible assets, technology license and patents, and other long lived assets
•	the valuation of stock-based compensation expense
•	the carrying value of a derivative liability

Changes in Accounting Policies including Initial Adoption

The Company has adopted IFRS, as of January 1, 2010, as discussed in Note 2 of the December 31, 2012 Financial Statements.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, shareholder demand loan, balances due to shareholders, the liability portion of the convertible note, and the derivative liability. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments. Cash and cash equivalents amounts are classified as a financial asset and balances due to shareholders, and the liability portion of the convertible note are classified as financial liabilities and are carried at amortized cost. The derivative liability is carried at amortized cost with remeasurement to fair value at the end of each reporting period. The fair value of cash and cash equivalents, and accounts payable and accrued liabilities approximates their carrying values due to their short-term maturity or capacity for prompt liquidation.

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. It is the opinion of management that the foreign exchange risk to which the Company is exposed is minimal.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Please refer to “Item 15. Controls and Procedures” for more information of our controls and procedures.

Other MD&A Requirements

Additional Information in Relation to the Company

Additional information relating to the Company may be found in the Company’s audited financial statements for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010.

Additional Disclosure for Venture Issuers

The following table sets forth certain financial information for the Company, which has been derived from the Company’s financial statements for the years ended December 31, 2012, December 31, 2011, and December 31, 2010. This summary should be read in conjunction with the Company’s financial statements, including the notes thereto.

The following table details the Company’s expenditures for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010:

Expenditures	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Net research costs expensed	$50,941	$Nil	$15,469
Professional Fees	87,465	112,809	67,444
Advertising and promotion	43,637	7,795	1,979
Investor Relations	51,950	Nil	Nil
Wages and benefits	169,327	121,297	159,709
Corporate costs	73,730	50,716	51,407
Depreciation and amortization	6,763	5,299	5,553
Interest expense (income)	104,378	122,503	26,549
Loss on conversion of series I Preferred Shares	Nil	43,349	Nil
Stock based compensation	75,026	5,864	3,000
Loss on derivative liability	18,641	Nil	Nil
Recovery of future income taxes	Nil	Nil	Nil
Net and Comprehensive Loss	$605,468	$463,768	$291,553

Additional Disclosure for Venture Issuers Without Significant Revenue

Expensed Research and Development Costs

	Year ended December 31, 2012		Year ended December 31, 2011		Year ended December 31, 2010
Research and Development Expenses
Personnel, Consulting, and Stock-based Compensation	$	Nil	$	Nil		$15,461
License Fees and Subcontract research		$51,790	$	Nil		$8
Facilities and Operations		$5,659	$	Nil	$	Nil
Less: Government contributions		$(6,508)	$	Nil	$	Nil
Total		$50,941	$	Nil		$15,469

Subsequent Events

On January 9, 2013 the license agreement with Dalhousie University was terminated due to breach of contract for non-payment of maintenance amounts due.

On February 7, 2013 the Company completed a private placement of 1,800,000 units at $0.05 per unit for gross proceeds of $90,000, with $30,000 relating to the share subscription received before yearend.  Each unit is comprised of one common share and one-half a purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.22 until February 7, 2015.

On April 26, 2013, the Company announced it was proceeding with a non-brokered private placement for up to 4,000,000 units at $0.05 per unit for gross proceeds of up to $200,000.  Each unit will be comprised of one common share and one-half a purchase warrant.  Each whole warrant may be exercised for $0.22 to purchase one common share for a period of two years from closing.  At the date of these financial statements, this private placement has not been completed.

Proposed Transactions

As at the date of this MD&A there are no transactions currently contemplated by the Company other than the potential in-license of the oral dissolving technology from Globe Labs Ltd.

Changes in Accounting Policies including Initial Adoption

The Company has adopted IFRS, as of January 1, 2010, as discussed in Note 2 of the December 31, 2012 Financial Statements.

Disclosure of Outstanding Share Data

The table below provides information concerning the designation and number of each class of equity securities for which there are securities outstanding as of the dates noted below:

Type of Security	Year ended December 31, 2012 (1)	Year ended December 31, 2011 (1)	Year ended December 31, 2010 (1)
Common Shares	22,586,825	20,989,157	15,930,452
Preferred Shares Series I (2)	Nil	Nil	1,500,000
Preferred Shares Series II (3)(4)	Nil	Nil	203,250
Options	1,675,000	1,650,000	1,875,000
Outstanding Warrants	5,272,058	3,830,422	1,009,267
Total	29,533,883	26,469,579	20,517,969

(1)
These share amounts include a 1.5 to 1 forward split of the Company’s equity as of December 30, 2010. Includes 600,000 bonus common shares issued on January 31, 2011 as an inducement for investors to enter into the Irrevocable Subscription Agreement. Includes 300,000 common shares issued on January 31, 2011 on the exercise of warrants. Includes 200,000 common shares issued as a part of a unit on January 31 and February 28, 2011. Includes 150,000 bonus   common shares issued on May 16, 2011 as an inducement for investors to enter into the Irrevocable Subscription Agreements.

(2)	The Class B Preferred Shares Series I automatically converted to Common Shares on a 1–to–1 basis upon listing of the Common Shares on the Canadian National Stock Exchange on November 16, 2011.
(3)
The Class B Preferred Shares Series II automatically converted to Common Shares upon listing of the Common Shares on the Canadian National Stock Exchange. On November 16, 2011 each Series II Preferred Share converted into Common Shares at a 25% discount to the last share issue price $0.15/share. In addition for each common share issued on the conversion of each Series II Preferred Share, one-half of one warrant was issued.

(4)
The Class B Preferred Shares Series II converted to common shares upon listing of the common shares on the CNSX. The number of common shares issued on conversion assumed the initial listing price of the Common Shares was $0.15. Upon conversion the Company issued 1,791,563 Common Shares.